08204052


MM
KARTON AG


10015923

Mayr Melnhof Karton AG

- Growth in sales and profit
- Operating profit +12.6 %
- Significant increase in fiber costs
- Operating margin maintained
- Good capacity utilization in both divisions
- Continuity expected for 2nd quarter

Report for the 1st Quarter 2010

1Q/10

dlw 6/23

Mayr-Melnhof Group Key Indicators

(according to IFRS for interim financial reporting, unaudited)

	1st Quarter		
(consolidated, in millions of EUR)	Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009	+/-
Sales	439.2	384.0	+14.4 %
EBITDA	58.9	57.9	+1.7 %
EBITDA margin (%)	13.4 %	15.1 %	
Operating profit	40.2	35.7	+12.6 %
Operating margin (%)	9.2 %	9.3 %	
Profit before tax	39.0	36.2	+7.7 %
Income tax expense	(11.2)	(9.7)	
Profit for the period	27.8	26.5	+4.9 %
Net profit margin (%)	6.3 %	6.9 %	
Basic and diluted earnings per share (in EUR)	1.33	1.23	
Cash earnings	46.1	49.0	-5.9 %
Cash earnings margin (%)	10.5 %	12.8 %	
Capital expenditures	14.9	13.4	+11.2 %
Depreciation and amortization	19.5	23.0	-15.2 %

	Balance sheet date	
	Mar. 31, 2010	Dec. 31, 2009
Total equity (in millions of EUR)	936.4	964.3
Total assets (in millions of EUR)	1,384.6	1,391.8
Total equity to total assets (%)	67.6 %	69.3 %
Net liquidity (in millions of EUR)	235.7	288.7
Enterprise value (in millions of EUR)	1,424.5	1,542.2
Employees	8,147	8,112

Group Report

Dear Shareholders,

In the first quarter of 2010 your Company was again able to hold its ground firmly. While the beginning of last year was still characterized by heavily decreasing of customer stocks due to high insecurity with respect to the progression of demand, recent quarters were however marked by a significant step-up in cartonboard demand from Europe and overseas. Thus, we have been able to start the business year 2010 in both, cartonboard and folding carton production, with a high utilization of capacities. This pronounced increase in cartonboard production however went along with a sharp increase in recovered paper prices. Price pressure on the European end-market was ongoing and the cartonboard price increase which was announced throughout the industry only took place very hesitantly. Due to high productivity in both divisions as well as selective order management in the cartonboard business we succeeded however in keeping the Group's earnings strength, increasing sales and profit parallel to the higher volume.

Income statement

Consolidated sales amounted to EUR 439.2 million, which is 14.4 % above the previous year's level (1Q 2009: EUR 384.0 million). Though both divisions contributed to this increase, the majority derives from a higher sales volume in the cartonboard division.

Consolidated sales by destination (according to IFRS for interim financial reporting, unaudited)

	1st Quarter	
(in %)	Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009
Western Europe	67.9 %	73.0 %
Eastern Europe	23.5 %	21.8 %
Asia	3.6 %	1.5 %
Other	5.0 %	3.7 %
Total	**100.0 %**	**100.0 %**

With an operating margin of 9.2 % (1Q 2009: 9.3 %) profitability could be maintained on previous year's level. The operating profit was improved by 12.6 % or EUR 4.5 million to EUR 40.2 million, to which cartonboard converting contributed the bigger share.

Financial income amounted to EUR 0.8 million (1Q 2009: EUR 3.1 million) while financial expenses were EUR -0.6 million (1Q 2009: EUR -1.5 million).

At EUR 39.0 million, profit before tax was 7.7 % above previous year's level (1Q 2009: EUR 36.2 million). Income tax expense reached EUR 11.2 million (1Q 2009: EUR 9.7 million). The effective Group tax rate therefore amounted to 28.7 % (1Q 2009: 26.8 %).

The Group thus generated a profit for the period of EUR 27.8 million, representing an increase of 4.9 % in comparison to last year's result (1Q 2009: EUR 26.5 million).

Assets, capital and liquid funds

At EUR 936.4 million the Group's total equity was EUR 27.9 million below the value as of year-end 2009 (December 31, 2009: EUR 964.3 million). This change mainly derives from the purchase of own shares, which faced a result-related increase of total equity.

With an amount of EUR 68.5 million as of March 31, 2010, financial liabilities, which are predominantly long-term in nature, stayed almost unchanged in comparison to year-end value 2009 (December 31, 2009: EUR 67.8 million). Total funds available to the Group amounted to EUR 304.2 million (December 31, 2009: EUR 356.5 million). Thus the Group reports a net liquidity of EUR 235.7 million (December 31, 2009: EUR 288.7 million). Non-current assets reached EUR 609.2 million, which was slightly above year-end level 2009 (December 31, 2009: EUR 606.1 million). Current assets decreased from EUR 785.7 million (December 31, 2009) to EUR 775.4 million. The difference mainly derives from a lower level of cash and cash equivalents subsequent to the purchase of own shares.

Within the frame of the current share repurchase program the Company acquired 1,120,000 own shares during the first quarter of 2010. Thus the total holding of treasury shares amounted to 2,015,260 shares or 9.16 % of the share capital as of March 31, 2010. The book value per share stood at EUR 59.24. On April 28, 2010 the 16th Ordinary Shareholders' Meeting resolved on a simplified decrease of the share capital from EUR 88 million to EUR 80 million via the cancellation of 2 million own shares.

Cash flow development

Cash flow from operating activities reached EUR 27.0 million and thus was EUR 14.7 million below last year's level (1Q 2009: EUR 41.7 million). This decrease resulted mainly from an increase in working capital due to higher business volume.

Cash flow from investing activities changed from EUR -11.4 million to EUR -14.1 million due to higher net payments for the acquisition of tangible and intangible fixed assets.

Cash flow from financing activities increased from EUR -28.2 million to EUR -66.8 million mainly as a result of higher expenditures for the purchase of own shares.

Further information

On April 8, 2010 MM Karton announced the discontinuation of cartonboard production at its Swiss mill in Deisswil. Subsequent to the closing of the compulsory consultation proceedings between employer and employees, the definite closure and dismissal of employees was agreed upon on May 11, 2010 and announced on May 12, 2010. The respective expenses are to be considered in the results of the second quarter of 2010.

Outlook

Current economic data indicate very slow economic growth for our European prime markets within the next quarters. As a consequence of foreseeable tax increases and persistent high unemployment rates we expect that private consumption, and thus also demand for cartonboard and folding cartons will experience at most a slight recovery in the medium term.

Currently the order situation in both divisions however still demonstrates a solid picture, but the sustainability of this situation remains uncertain.

The increase in raw material prices, especially with respect to recovered paper, further sharpened in the second quarter. Thus, price increases and sales optimizations have top priority in order to keep the level of profitability.

In the folding carton business higher cartonboard prices are gradually more affecting the business. On the other hand sales prices to end-users continue to be under high pressure which makes it more difficult to defend margins.

Our pillars will have to be utmost cost efficiency and top quality.

The growth path will be continued according to strategy.

Divisions

MM KARTON

Good demand and short-term planning marked the cartonboard market in Europe throughout the first months of 2010. Moreover, also the markets outside Europe were characterized by a friendly trend in demand.

This consistently positive market development however faced a drastic increase in recovered paper prices on the procurement side. Low levels of recovered paper stock and high capacity utilization in the buyer industries as well as lively demand from Asia are the basic reasons for this rise. Although an increase in cartonboard prices was already announced by the end of last year throughout the industry for the beginning of 2010, price increase endeavors began to show an impact just at the end of the quarter when the order backlog has come up significantly.

In line with the good order situation in Europe and overseas the average order backlog of MM Karton during the first three months of 2010 was at 131,000 tons (1Q 2009: 35,000 tons).

The cartonboard volume sold amounted to 415,000 tons which is an increase of 24.3 % compared to the previous year's level (1Q 2009: 334,000 tons). Thereof 79 % were sold in Europe and 21 % in non-European markets (1Q 2009: 85 %; 15 %).

The tonnage produced reached 404,000 tons after 340,000 tons in the year before. This is equivalent to an increase of 18.8 %. The capacity utilization of the division was therefore at 97 % (1Q 2009: 81 %).

Almost parallel to volume development, sales increased by 20.4 % from EUR 182.7 million to EUR 219.9 million. Particularly due to the sharp increase in fiber costs operating profit improved just by 5.2 % to EUR 12.2 million (1Q 2009: EUR 11.6 million). Hence the operating margin came in at 5.5 % after 6.3 % in the previous year.

Divisional indicators MM Karton (according to IFRS for interim financial reporting, unaudited)

	1st Quarter		
(in millions of EUR)	**Jan. 1 - Mar. 31, 2010**	Jan. 1 - Mar. 31, 2009	+/-
Sales[1]	219.9	182.7	+20.4 %
Operating profit	12.2	11.6	+5.2 %
Operating margin (%)	5.5 %	6.3 %	
Tonnage sold (in thousands of tons)	415	334	+24.3 %
Tonnage produced (in thousands of tons)	404	340	+18.8 %

[1] including interdivisional sales

MM PACKAGING

Despite an on-going heterogeneous picture regarding capacity utilization within the European folding carton industry demand in the first quarter demonstrated a high level of continuity and stability. Against the backdrop of still idle capacities, pressure on sales prices remained however very high.

With the focus on daily consumer products and a high share of business with multinational customers the MM Packaging sites registered an overall satisfactory level of capacity utilization throughout the first three months of this year.

The tonnage processed reached 170,000 tons which is an increase of 4.3 % compared to the previous year's level (1Q 2009: 163,000 tons).

Parallel to higher volumes, also sales were 5.8 % above the previous year reaching EUR 249.6 million (1Q 2009: EUR 236.0 million).

As a result of improved cost efficiency the operating profit improved disproportionately by 16.2 % from EUR 24.1 million to EUR 28.0 million.

Consequently the operating margin moved up from 10.2 % to 11.2 %.

Divisional indicators MM Packaging (according to IFRS for interim financial reporting, unaudited)

	1st Quarter		
(in millions of EUR)	Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009	+/-
Sales[1]	249.6	236.0	+5.8 %
Operating profit	28.0	24.1	+16.2 %
Operating margin (%)	11.2 %	10.2 %	
Tonnage processed (in thousands of tons)	170	163	+4.3 %

[1] including interdivisional sales

Consolidated Balance Sheets

(according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	End of 1st Quarter Mar. 31, 2010	Year-end Dec. 31, 2009
ASSETS			
Property, plant and equipment	2	527,339.7	524,948.3
Intangible assets including goodwill	2	62,979.0	62,691.4
Available-for-sale financial assets		3,312.5	3,203.7
Other financial assets		5,320.0	5,323.1
Deferred income taxes		10,298.4	9,941.0
Non-current assets		**609,249.6**	**606,107.5**
Inventories		207,605.2	209,398.0
Trade receivables		233,077.5	185,281.4
Income tax receivables		9,934.3	12,134.6
Prepaid expenses and other current assets		23,882.0	25,657.0
Cash and cash equivalents		300,871.7	353,251.7
Current assets		**775,370.7**	**785,722.7**
TOTAL ASSETS		**1,384,620.3**	**1,391,830.2**
EQUITY AND LIABILITIES			
Share capital		88,000.0	88,000.0
Additional paid-in capital		168,453.4	168,453.4
Treasury shares	4	(119,379.3)	(53,041.7)
Retained earnings		793,198.0	766,220.9
Other reserves		(19,479.9)	(28,029.0)
Equity attributable to shareholders of the Company		**910,792.2**	**941,603.6**
Minority interests		25,628.1	22,741.8
Total equity		**936,420.3**	**964,345.4**
Interest-bearing financial liabilities	5	35,894.3	43,057.7
Provisions for other non-current liabilities and charges		75,921.4	75,909.8
Deferred income taxes		23,216.7	26,234.8
Non-current liabilities		**135,032.4**	**145,202.3**
Interest-bearing financial liabilities	5	32,595.4	24,768.1
Liabilities and provisions for income taxes		16,120.0	11,772.7
Trade liabilities		129,633.1	129,111.9
Deferred income and other current liabilities		39,234.3	39,122.5
Provisions for other current liabilities and charges		95,584.8	77,507.3
Current liabilities		**313,167.6**	**282,282.5**
Total liabilities		**448,200.0**	**427,484.8**
TOTAL EQUITY AND LIABILITIES		**1,384,620.3**	**1,391,830.2**

Consolidated Income Statements

(according to IFRS for interim financial reporting, unaudited)

	1st Quarter	
(all amounts in thousands of EUR, except per share data)	**Jan. 1 - Mar. 31, 2010**	Jan. 1 - Mar. 31, 2009
Sales	439,193.9	384,023.3
Cost of sales	(344,524.9)	(299,038.2)
Gross margin	**94,669.0**	**84,985.1**
Other operating income	2,403.8	5,143.7
Selling and distribution expenses	(38,905.4)	(36,359.4)
Administrative expenses	(17,839.1)	(17,956.4)
Other operating expenses	(98.4)	(99.8)
Operating profit	**40,229.9**	**35,713.2**
Financial income	764.6	3,118.8
Financial expenses	(623.1)	(1,548.8)
Other income (expenses) - net	(1,418.3)	(1,078.9)
Profit before tax	**38,953.1**	**36,204.3**
Income tax expense	(11,148.4)	(9,724.2)
Profit for the period	**27,804.7**	**26,480.1**
Attributable to:		
Shareholders of the Company	26,977.1	26,124.1
Minority interests	827.6	356.0
Profit for the period	**27,804.7**	**26,480.1**
Earnings per share for the profit attributable to the shareholders of the Company during the period:		
Basic and diluted earnings per share (in EUR)	1.33	1.23

Consolidated Comprehensive Income Statements

(according to IFRS for interim financial reporting, unaudited)

	1st Quarter	
(all amounts in thousands of EUR)	Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009
Profit for the period	**27,804.7**	**26,480.1**
Profit (loss) directly recognized in equity:		
Valuation of financial assets	(26.3)	(333.3)
Foreign currency translations	10,701.2	(5,831.9)
Total profit (loss) directly recognized in equity – net:	**10,674.9**	**(6,165.2)**
Total profit for the period	**38,479.6**	**20,314.9**
Attributable to:		
Shareholders of the Company	35,526.2	21,858.2
Minority interests	2,953.4	(1,543.3)
Total profit for the period	**38,479.6**	**20,314.9**

Consolidated Statements of Changes in Equity

(condensed version according to IFRS for interim financial reporting, unaudited)

		1st Quarter							
		Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves[1]	**Total**	Minority interests	**Total equity**
Balance at January 1, 2010		**88,000.0**	**168,453.4**	**(53,041.7)**	**766,220.9**	**(28,029.0)**	**941,603.6**	**22,741.8**	**964,345.4**
Total profit for the period					26,977.1	8,549.1	**35,526.2**	2,953.4	**38,479.6**
Dividends paid							**0.0**	(67.1)	**(67.1)**
Purchase of treasury shares at cost	4			(66,337.6)			**(66,337.6)**		**(66,337.6)**
Balance at March 31, 2010		**88,000.0**	**168,453.4**	**(119,379.3)**	**793,198.0**	**(19,479.9)**	**910,792.2**	**25,628.1**	**936,420.3**
Balance at January 1, 2009		**88,000.0**	**168,453.4**	**(43,508.7)**	**708,225.2**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**
Total profit for the period					26,124.1	(4,265.9)	**21,858.2**	(1,543.3)	**20,314.9**
Dividends paid							**0.0**	(100.0)	**(100.0)**
Purchase of treasury shares at cost				(243.0)			**(243.0)**		**(243.0)**
Balance at March 31, 2009		**88,000.0**	**168,453.4**	**(43,751.7)**	**734,349.3**	**(33,591.5)**	**913,459.5**	**20,163.1**	**933,622.6**

[1] Other reserves comprise the profit (loss) directly recognized in equity from the valuation of available-for-sale financial assets and foreign currency translations.

Consolidated Cash Flow Statements

(condensed version according to IFRS for interim financial reporting, unaudited)

(all amounts in thousands of EUR)	Notes	1st Quarter Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009
Cash flow from operating activities	6	27,040.6	41,668.3
Cash flow from investing activities		(14,072.6)	(11,385.9)
Cash flow from financing activities		(66,778.6)	(28,215.5)
Effect of exchange rate changes on cash and cash equivalents		1,430.6	(111.5)
Net change in cash and cash equivalents		**(52,380.0)**	**1,955.4**
Cash and cash equivalents at the beginning of the period		353,251.7	189,786.4
Cash and cash equivalents at the end of the period		**300,871.7**	**191,741.8**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:			
Current and non-current available-for-sale financial assets		3,312.5	156,363.0
Total funds available to the Group		**304,184.2**	**348,104.8**

Notes to the Consolidated Quarterly Financial Statements

(1) General

These condensed consolidated quarterly financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with IFRS for interim financial reporting as adopted by the European Union and were neither voluntarily audited nor reviewed by an auditor.

The present condensed consolidated quarterly financial statements have been prepared using the same accounting principles as for the consolidated financial statements as of December 31, 2009. The amendments to existing standards as published in the Official Journal of the European Union and effective since January 1, 2010 have not shown significant impact on the Group's financial statements and financial position.

(2) Development of fixed assets

The Group spent a total of thous. EUR 14,914.4 (1Q 2009: thous. EUR 13,385.9) on acquiring property, plant and equipment and intangible assets in the first quarter of 2010.

Net book values of "Property, plant and equipment" and "Intangible assets including goodwill" are composed as follows:

(all amounts in thousands of EUR)	End of 1st Quarter Mar. 31, 2010	Year-end Dec. 31, 2009
Lands, similar land rights and buildings	222,673.0	221,354.2
Technical equipment and machines	252,358.2	256,840.3
Other equipment, fixtures and fittings	28,278.3	28,641.7
Payments on account and construction in progress	24,030.2	18,112.1
Property, plant and equipment	**527,339.7**	**524,948.3**

(all amounts in thousands of EUR)	End of 1st Quarter Mar. 31, 2010	Year-end Dec. 31, 2009
Concessions, licenses and similar rights, and payments on account	3,189.6	3,214.2
Goodwill	53,520.2	52,978.4
Other intangible assets	6,269.2	6,498.8
Intangible assets including goodwill	**62,979.0**	**62,691.4**

Depreciation and amortization on "Property, plant and equipment" and "Intangible assets including goodwill" amounted to thous. EUR 19,522.4 (1Q 2009: thous. EUR 22,981.4).

(3) Purchase commitments

On March 31, 2010 purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to thous. EUR 25,485.4 (December 31, 2009: thous. EUR 16,855.8).

(4) Equity

SHARE REPURCHASE PROGRAM

The 14th Ordinary Shareholders' Meeting held on May 7, 2008 authorized the Management Board to repurchase treasury shares on or outside the stock exchange up to and including November 7, 2010. The share repurchase program limits the maximum repurchase volume to 10 % of the capital stock of Mayr-Melnhof Karton AG. In the first quarter of 2010, the Group has repurchased 1,120,000 own shares for thous. EUR 66,337.6. Therefore, on March 31, 2010 the Group held 2,015,260 own shares which is equivalent to 9.16 % of the capital stock. All transactions are published on the Internet at www.mayr-melnhof.com.

DIVIDEND

A dividend of EUR 1.70 per voting share due on May 11, 2010 was resolved for the year 2009 (2008: EUR 1.70).

(5) Financial liabilities

Financial liabilities of the Group are as follows:

	End of 1st Quarter	Year-end
(all amounts in thousands of EUR)	Mar. 31, 2010	Dec. 31, 2009
Non-current interest-bearing financial liabilities	35,894.3	43,057.7
Current interest-bearing financial liabilities	32,595.4	24,768.1
Interest-bearing financial liabilities	**68,489.7**	**67,825.8**

(6) Cash flow from operating activities

The cash flow from operating activities and income taxes paid are as follows:

	1st Quarter	
(all amounts in thousands of EUR)	Jan. 1 - Mar. 31, 2010	Jan. 1 - Mar. 31, 2009
Cash flow provided by operating activities excluding interest and taxes paid	34,839.3	50,020.7
Income taxes paid	(7,798.7)	(8,352.4)
Cash flow from operating activities	**27,040.6**	**41,668.3**

(7) Disclosure on transactions with related parties

In the first quarter of 2010 and 2009 no material business transactions were concluded between the Group and related parties. Transactions are carried out on an arm's length basis. Sales, receivables and payables are not of material significance.

(8) Segment reporting information

The Group's operating segments can be illustrated as follows:

	1st Quarter 2010			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	190,056.0	249,137.9	0.0	439,193.9
Intersegment sales	29,891.8	509.8	(30,401.6)	0.0
Total sales	**219,947.8**	**249,647.7**	**(30,401.6)**	**439,193.9**
Operating profit	12,246.2	27,983.7	0.0	40,229.9

	1st Quarter 2009			
(all amounts in thousands of EUR)	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	148,399.5	235,623.8	0.0	384,023.3
Intersegment sales	34,337.1	369.5	(34,706.6)	0.0
Total sales	**182,736.6**	**235,993.3**	**(34,706.6)**	**384,023.3**
Operating profit	11,556.6	24,156.6	0.0	35,713.2

(9) Subsequent events

On April 8, 2010 MM Karton announced the discontinuation of cartonboard production at its Swiss mill in Deisswil. Subsequent to the closing of the compulsory consultation proceedings between employer and employees, the definite closure and dismissal of employees was agreed upon on May 11, 2010 and announced on May 12, 2010. The respective expenses are to be considered in the results of the second quarter of 2010.

Quarterly Overview

(according to IFRS for interim financial reporting, unaudited)

Mayr-Melnhof Group

(consolidated, in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**
Sales	384.0	385.4	417.1	415.0	439.2
EBITDA	57.9	54.1	60.4	57.3	58.9
EBITDA margin (%)	15.1 %	14.0 %	14.5 %	13.8 %	13.4 %
Operating profit	35.7	34.5	39.9	39.8	40.2
Operating margin (%)	9.3 %	9.0 %	9.6 %	9.6 %	9.2 %
Profit before tax	36.2	34.5	39.5	22.2	39.0
Income tax expense	(9.7)	(9.1)	(11.1)	(5.1)	(11.2)
Profit for the period	26.5	25.4	28.4	17.1	27.8
Net profit margin (%)	6.9 %	6.6 %	6.8 %	4.1 %	6.3 %
Earnings per share (basic and diluted in EUR)	1.23	1.17	1.29	0.75	1.33

Divisions

MM KARTON

(in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**
Sales[1]	182.7	185.2	197.7	200.4	219.9
Operating profit	11.6	14.5	14.0	11.4	12.2
Operating margin (%)	6.3 %	7.8 %	7.1 %	5.7 %	5.5 %
Tonnage sold (in thousands of tons)	334	365	391	391	415
Tonnage produced (in thousands of tons)	340	377	387	395	404

[1] including interdivisional sales

MM PACKAGING

(in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	4th Quarter 2009	**1st Quarter 2010**
Sales[1]	236.0	227.5	247.7	240.8	249.6
Operating profit	24.1	20.0	25.9	28.4	28.0
Operating margin (%)	10.2 %	8.8 %	10.5 %	11.8 %	11.2 %
Tonnage processed (in thousands of tons)	163	147	161	159	170

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

The results for the first half-year 2010 will be published on August 17, 2010.

Mayr-Melnhof Shares

Relative performance of MM shares 2009/2010 (December 30, 2008 = 100)


MM
ATX
180
160
140
120
100
80
60
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May

Share price (closing price)	
as of May 11, 2010	69.11
2010 High	73.64
2010 Low	66.50
Stock performance (Year-end 2009 until May 11, 2010)	-4.01 %
Number of shares issued	22 million
Market capitalization as of May 11, 2010 (in millions of EUR)	1,381.15
Trading volume (average per day 1Q 2010 in millions of EUR)	1.90

EDITORAL INFORMATION

Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna

For further information, please contact:
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com